NAAS TECHNOLOGY INC.

Newlink Center, Area G, Building 7, Huitong Times Square

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024

People’s Republic of China

August 9, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Austin Pattan

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaaS Technology Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed May 1, 2023

File No. 001-38235

Dear Ms. Gowetski and Mr. Pattan,

This letter sets forth the Company’s response to the comments contained in the letter dated July 28, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 103

1.

We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that based on an examination of the Company’s register of members as of March 31, 2023 and the Schedule 13Gs and Schedule 13Ds and the respective amendments thereto (if any) filed by the Company’s major shareholders:

•

Newlinks Technology Limited owns and controls the Company and has a controlling financial interest with respect to the Company. Based on a review of the public filings and the Company’s register of members, Newlinks Technology Limited beneficially owned 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares of the Company, representing 75.0% of the total issued and outstanding ordinary shares and 90.6% of the total voting power of the Company as of March 31, 2023. Newlinks Technology Limited’s principal beneficial owners, meaning directors and executive officers of Newlinks Technology Limited beneficially owning more than 1% of its outstanding shares and shareholders beneficially owning more than 5% of its outstanding shares, include Zhen Dai, founder and chairman of the Company, Yang Wang, chief executive officer of the Company, Weilin Sun, a director of the Company, entities affiliated with Joy Capital, namely Joy Vigorous Management Limited, Joy Capital III L.P. and Joy Capital Opportunity, L.P. (collectively “Joy Capital”) and BCPE Nutcracker Cayman, L.P. Zhen Dai, Yang Wang, Weilin Sun, Joy Capital and BCPE Nutcracker Cayman, L.P. owns 17%, 2%, 2%, 12% and 17% of the total outstanding shares of Newlinks Technology Limited, respectively. Board members of Newlinks Technology Limited include Zhen Dai, Yang Wang, Weilin Sun, Erhai Liu, Yuanjiang Shen, Hao Zhang, Zhongjue Chen, Jiang Yu and Chunxiang Wang. Based on a review of public filings, (i) Joy Vigorous Management Limited is controlled by Erhai Liu, and Joy Capital III L.P. and Joy Capital Opportunity, L.P. are controlled by the individual directors of Joy Capital GP, Ltd, the ultimate general partner of Joy Capital III L.P. and Joy Capital Opportunity, L.P. and (ii) BCPE Nutcracker Cayman, L.P. is controlled by Bain Capital Investors, LLC, a Delaware limited liability company with no indication in their public filings that Bain Capital Investors, LLC is owned or controlled by a government entity of China. In addition, the Company requested from its shareholders information relating to their ownership and control in the process of preparing the registration statement on Form F-1 and the 2022 Form 20-F (both filed on May 1, 2023) and the responding shareholders have confirmed the truthfulness and accuracy of the information they provided (“Shareholders’ Responses”). Based on the Shareholders’ Response obtained from Newlinks Technology Limited, Newlinks Technology Limited is not owned or controlled by a government entity of China and the government entities in China do not have a controlling financial interest in Newlinks Technology Limited.

•

Zhen Dai beneficially owns, including through his shareholding in Newlinks Technology Limited as described in the preceding paragraph, 13.5% of the total issued and outstanding ordinary shares of the Company, representing 43.2% of the total voting power of the Company.

•

The directors and senior management of the Company, including Zhen Dai, together beneficially own 17.9% of the total issued and outstanding ordinary shares of the Company, representing 46.0% of the total voting power of the Company.

Based on the foregoing, the Company believes that it is not owned or controlled by a government entity of China and that the government entities in China do not have a controlling financial interest in the Company.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of March 31, 2023, its shareholders include: (i) JPMorgan Chase Bank, N.A., (ii) Newlinks Technology Limited, (iii) Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.), (iv) BCPE Nutcracker Cayman, L.P. and its affiliate, Bain Capital Rise Education IV Cayman Limited (collectively, “Bain Capital”), and (v) other institutional and individual investors comprising shareholders of RISE Education Cayman Ltd, the predecessor of the Company, investors of Dada Auto Inc. (“Dada Auto”) who became shareholders of the Company as a result of the mergers between RISE Education Cayman Ltd and Dada Auto consummated on June 10, 2022 (“Mergers”) as well as PIPE investors of the Company after the Mergers. To the best of the Company’s knowledge, no government entities in the Cayman Islands owns any share of the Company.

•

JPMorgan Chase Bank, N.A. is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and Schedule 13Ds and the respective amendments thereto (if any) filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a government entity in the Cayman Islands.

•

Based on a review of public filings, principal beneficial owners of the shares of Newlinks Technology Limited include Zhen Dai, Yang Wang, Weilin Sun, Joy Capital and BCPE Nutcracker Cayman, L.P., who own 17%, 2%, 2%, 12% and 17% of the total outstanding shares of Newlinks Technology Limited. Joy Vigorous Management Limited is controlled by Erhai Liu, and Joy Capital III L.P. and Joy Capital Opportunity, L.P. are controlled by the individual directors of Joy Capital GP, Ltd, the ultimate general partner of Joy Capital III L.P. and Joy Capital Opportunity, L.P. BCPE Nutcracker Cayman, L.P. is controlled by Bain Capital Investors, LLC with no indication in their public filings that Bain Capital Investors, LLC is owned or controlled by a government entity in the Cayman Islands. In addition, based on the Shareholders’ Response obtained from Newlinks Technology Limited, Newlinks Technology Limited is not owned or controlled by a government entity in the Cayman Islands.

•

Based on a review of public filings, Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) is beneficially owned and controlled by Zhenwei Investment Fund Management Co., Ltd., which is the general partner of Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) and a private company established in mainland China. In addition, based on the Shareholders’ Response obtained from Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.), Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) is not owned or controlled by a government entity in the Cayman Islands.

•

Based on a review of public filings, Bain Capital is beneficially owned and controlled by Bain Capital Investors, LLC with no indication in their public filings that Bain Capital Investors, LLC is owned or controlled by a government entity in the Cayman Islands. In addition, based on the Shareholders’ Response obtained from Bain Capital, Bain Capital is not owned or controlled by a government entity in the Cayman Islands.

•

In respect of the other institutional and individual investors of the Company, (i) for those who were shareholders of RISE Education Cayman Ltd prior to the Mergers, none of them is owned or controlled by a government entity in the Cayman Islands based on due diligence information received by Dada Auto in connection with the Mergers, (ii) for those who were investors of Dada Auto and became shareholders of the Company as a result of the Mergers, none of them is owned or controlled by a government entity in the Cayman Islands based on the Shareholders’ Responses, and (iii) for those who were PIPE investors of the Company after the Mergers, none of them is owned or controlled by a government entity in the Cayman Islands based on the Shareholders’ Responses.

The Company believes that its reliance on its register of members, Schedule 13Gs and Schedule 13Ds and the respective amendments thereto (if any) filed by the Company’s major shareholders and the Shareholders’ Responses is reasonable and sufficient.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Communist Party of China. Each director has confirmed that he or she is not an official of the Communist Party of China or affiliated with committees of the Communist Party of China in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of its board of directors is an official or affiliate of the Communist Party of China.

With respect to the directors of the Company’s operating entities, the Company respectfully submits that as a component of their employment onboarding process, these directors are required to provide background information, including party affiliation, to the Company and to represent to the Company in their employment agreements that such information is true and accurate. These directors of the Company’s operating entities have confirmed that they are not officials of the Communist Party of China. In addition, if any of these directors intends to be a member of the Communist Party of China, such director will typically be required to obtain a certificate from the Company to verify their employment status as part of the application process. To date, the Company has not received any request for such certificates from these directors in connection with an application to the Communist Party of China.

Based on the foregoing, the Company believes that none of the members of the board of directors of the Company and its operating entities is an official of the Communist Party of China and that it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission.

3.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully confirms that the articles of the Company and all of its consolidated foreign operating entities (being its subsidiaries) do not contain wording from any charter of the Communist Party of China.

4.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “NaaS Technology Inc.” or “our company.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and the Cayman Islands. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully advises the Staff that the Company does not have or otherwise use any variable interest entity and all entities listed in Exhibit 8.1 are its subsidiaries. Because the Company does not use any variable interest entity or similar structure “that results in any additional foreign entities being consolidated in the financial statements” of the Company, the Company respectfully submits that the relevant disclosures regarding consolidated foreign operating entities required under Item 16I(b) are not applicable.

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Very truly yours,

/s/ Alex Wu
Alex Wu
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP